UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis for the three months ended March 31, 2015.
2.	Consolidated Interim Financial Statements for the three months ended March 31, 2015.
3.	Canadian Form 52-109F2-Certification of Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

TA B L E  O F   C O N T E N T S
1.0 Glossary of Terms	3
1.1 Introduction	4
1.2 Overview	7
1.3 Restructure Plan	12
1.4 Debt Arrangements	12
1.4.1. New Senior Facilities Agreement	12
1.4.2. Working Capital Facility	13
1.4.3. Advance on the Purchase of Concentrate Revenue	14
1.4.4. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares	14
1.4.5. Security	15
1.5 Black Economic Empowerment	15
1.6 Environmental Matters	16
1.7 Operations	17
1.7.1 Bokoni Mine	17
1.7.2 Platreef Exploration Properties, Northern Limb	19
1.7.2.1 Rietfontein Project	19
1.7.2.2 Central Block	20
1.7.2.3 Kwanda Project	20
1.8 Discussion of Operations	20
1.9 Summary of Quarterly Results	26
1.10 Liquidity	27
1.11 Capital Resources	30
1.12 Off-Balance Sheet Arrangements	31
1.13 Transactions with Related Parties	31
1.14 Critical Accounting Estimates	33
1.15 Changes in Accounting Policies	39
1.16 Financial Instruments and Risk Management	40
1.17 Other MD&A Requirements	45
1.18 Disclosure of Outstanding Share Data	45
1.19 Internal Controls over Financial Reporting Procedures	46
1.20 Risk Factors	48

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

1.0 Glossary of Terms

In addition to terms defined in the text of this Management’s Discussion and Analysis (“MD&A”), certain terms used in this MD&A are defined as follows:

“2009 Senior Debt Facility” means the senior term loan facility provided by RPM to Plateau, which was paid out and extinguished on December 13, 2013;

 “AG8” means an adjustment to the carrying amount of the financial instrument (i.e. the New Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Comprehensive Income;

“Anglo Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

 “Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa;

““B” Preference Shares” means, collectively, the 115,800 cumulative convertible preference shares in the authorized capital of Pelawan SPV, the 115,800 cumulative convertible redeemable preference shares in the capital of Plateau and the 111,600 cumulative convertible redeemable preference shares in the capital of Plateau, and is described in Section 1.4.4. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

“Boikgantsho” means the Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the Northern portion of the Overysel farm. The mineral properties of both farms were sold to RPM on December 13, 2013. This company is dormant as of December 13, 2013;

“Bokoni” or “Bokoni Mine” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited, and which is a wholly owned subsidiary of Bokoni Holdco;

“Eastern Ga-Phasha” means the Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

 “Fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Ga-Phasha” means the Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco. This company is dormant as of December 13, 2013;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, which owns the Kwanda Project;

“New Senior Facilities Agreement” means the new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $240.4 million (ZAR2,300.0 million). Subsequent to the repayment of $74.8 million (ZAR750.0 million converted at

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 transaction date: January 31, 2014) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit was reduced to $162.0 million (ZAR1,550.0 million);

“Project companies” or “Projects” means Mining exploration in Kwanda. In the previous year this also included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013. See the “segment information” (note 15) in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2015 for more details;

“SAMREC” means the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009, also known as the “SAMREC Code”;

“Shareholder’s Loan” means the portion of the debt between RPM and Bokoni Holdco. When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognized at fair value on initial recognition, is recognized as a fair value gain or loss directly in equity; and

“Western Ga-Phasha” means the Western section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2013.

1.1 Introduction

This MD&A should be read in conjunction with (i) the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015 (“Q1 2015”) and related notes thereto, and (ii) the audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013 and related notes thereto, prepared in each case in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of May 15, 2015.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are in Canadian dollars (“$”), unless otherwise specified. The closing South African Rand (“ZAR”) to $ exchange rate as at March 31, 2015 was ZAR9.57=$1 compared to ZAR9.52=$1 at March 31, 2014 and ZAR9.95=$1 at December 31, 2014. Unless otherwise specified all ZAR figures have been converted at either the closing or average exchange rate (depending on the item) as at March 31, 2015.

Atlatsa Resources Corporation (“Atlatsa” or “Company”) is incorporated under the laws of the Province of British Columbia and its common shares without par value (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) (symbol: ATL), the NYSE MKT LLC (“NYSE”) (symbol: ATL) and the JSE Limited, a licensed exchange under the South African Securities Services Act, 2004 (“JSE”) (symbol: ATL).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Additional information about Atlatsa, including its Annual Report on Form 20-F for the year ended December 31, 2014, is publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the United States of America’s (“United States” or “U.S.”) Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws, including without limitation, statements relating to potential acquisitions and/or disposals, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects such statements appear in a number of different places in this MD&A and can be identified by words such as “anticipate”, “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast”, “predict”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Mine will maintain production levels in accordance with the mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Platreef Projects (refer to 1.7.2 Platreef Exploration Properties, Northern Limb) will continue to have positive exploration results; contracted parties will provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrests will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes; political instability; suspension of operations and damage to mining property as a result of community unrest and safety incidents; insurrection or war; the effect of HIV/AIDS on labour force availability and turnover; delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of its letter of financial support from Anglo Platinum, dated November 10, 2014, as described in 1.10 Liquidity and under “Going Concern” in note 2 of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2015. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F for Fiscal 2014, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary notes and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Non-IFRS Measures

Earnings before net finance costs, income tax, depreciation and amortisation (“EBITDA”) is not a recognized measure under IFRS and should not be construed as an alternative to net profit or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See note 15 entitled “Segment Information” of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2015 and the audited Consolidated Financial Statements for Fiscal 2014 and 2013, for a reconciliation of EBITDA to net income (loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while the term “inferred resources” is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

In addition, disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with U.S. standards.

Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and Western Ga-Phasha

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of (Western) Ga-Phasha. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and Western Ga-Phasha’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium mineral deposits (“PGM”) located in the Bushveld Igneous Complex, South Africa (the “BIC”). South Africa has more than 80% of the world’s platinum reserves, and is the world’s largest producer of PGM. These vast resources occur together with the world’s largest reserves of chromium and vanadium ore in the unique BIC geological formation.

Atlatsa’s objective is to become a significant PGM producer with a diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 56 million ounces in the measured category, 27.7 million ounces in the indicated category and 70.5 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 14.1 million ounces in the indicated category and 36 million ounces in the inferred category are attributable to Atlatsa. See page 13 of Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the Mpumalanga Province*, South Africa” dated April 24, 2013 and filed on SEDAR at

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

www.sedar.com and furnished on EDGAR at www.sec.gov on May 14, 2013.*To note; Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material change has occurred and there is therefore no need for an updated report.

Atlatsa, through its wholly owned South African subsidiary, Plateau Resources Proprietary Limited (“Plateau”), holds a 51% interest in Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”), a private company incorporated under the laws of South Africa, which is the holding company of Bokoni, Kwanda, Boikgantsho and Ga-Phasha. Bokoni Holdco holds a 100% interest in several PGM projects, including the operating Bokoni Mine and the Kwanda PGM project, located on the Northern Limb of the BIC. Atlatsa also holds direct interest in the Central Block properties (refer to Section 1.7.2 Platreef Exploration Properties, Northern Limb) and indirect in the Kwanda and Rietfontein properties (refer to 1.7.2.1 Rietfontein Project and 1.7.2.3 Kwanda Project respectively). As a result of a transaction with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum on December 13, 2013, Boikgantsho and Ga-Phasha do not currently hold any mineral properties and are now dormant.

The PGM mine, located on the Eastern Limb of the BIC on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Brakfontein, Zeekoegat, Avoca and Klipfontein farms, (the “Bokoni Mine”) is the Company’s operating mine and its only producing asset. Kwanda holds assets which are currently in the exploration stage. See Section 1.7 Operations for more details of each of the entities.

RPM holds a 49% interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Company. On January 31, 2014, the Company announced completion of the restructure plan for the refinancing, recapitalization and restructure of Atlatsa (“Restructure Plan”). See Section 1.3 Restructure Plan for more details.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

The corporate structure of Atlatsa and its subsidiaries as of the date hereof, was as follows:

          * Black Economic Empowerment.

          ** ESOP Trust is consolidated into the Company.

          # Dormant from December 13, 2013.

          ^ Bokoni Rehabilitation Trust is consolidated into Bokoni.

Financial and Operational Highlights for Q1 2015

The following are key financial consolidated performance highlights for Atlatsa for Q1 2015:

•
Atlatsa had an operating loss of ($13.4 million) and a loss before tax of ($18.2 million) for Q1 2015, compared to an operating loss of ($10.1 million) and loss before tax of ($14.0 million) for Q1 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

•	The net loss (after tax) was ($16.8 million) for Q1 2015 as compared to a net loss (after tax) of ($12.8 million) for Q1 2014.

•
The Company has recognised a fair value gain and AG8 adjustments of $0.3 million in its Consolidated Statement of Comprehensive Income for Q1 2015, compared to a fair value gain and AG8 adjustments of $0.4 million for Q1 2014. Refer to Section 1.14 Critical Accounting Estimates – “Fair value of the New Senior Facilities Agreement” for a discussion on the fair value adjustments.

•
The basic and diluted loss per share was ($0.02) for Q1 2015 as compared to the basic and diluted loss per share of ($0.01) for Q1 2014. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($8.9 million) for Q1 2015 as compared to the loss attributable to the shareholders of the Company of ($4.9 million) for Q1 2014.

•
The Company continued to improve its cash generating ability, with operating activities generating cash of $0.9 million in the first quarter of 2015, compared to $27.1 million utilised by operations in the first quarter of 2014.

•
During Q1 2015, the Bokoni Mine produced 42,875 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 42,820 4E ounces during Q1 2014. The 4E ounces remained relatively flat over the period due to stoppages at the Mine.

Trends

Q1 2015 was another challenging quarter for the South African PGM industry.

PGM prices remained under pressure throughout the quarter with concerns surrounding high PGM inventory levels, sluggish economic growth and general negative sentiment towards commodities as an investment class continuing throughout the period.

A continuing negative trend, characterised by persistent low levels of productivity, increasing costs, declining production grades and decreasing revenues, coupled with community unrest and safety challenges have placed significant pressure on South African primary PGM producers. This has resulted in the commencement of a restructuring trend in the South African PGM sector, with  Anglo Platinum having announced its intention to sell off its labour intensive operations, with a view to re-positioning its asset portfolio in South Africa to become 80% mechanized by 2020. Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”) have also concluded their asset portfolio reviews, with Lonmin having announced an intended 10% reduction in its workforce. In addition, a number of South African platinum producers have announced cut backs on intended capital expenditure associated with previously earmarked project expansions.

Another trend which developed during the quarter was a key focus on compliance with BEE credentials. Specifically, South African platinum producers are required to demonstrate compliance as at December 31, 2014, with audit assessments estimated having been finalised by March 31, 2015. In order to comply with the Mining Charter, a number of South African platinum producers, including Lonmin, Northam Platinum Limited and Ivanplats have recently concluded significant BEE equity transactions. The Minister of Minerals has indicated that, on completion of the audit, a number of Industry participants have fallen short in their BEE accreditation assessment. The South African Chamber of Mines, together with certain Industry participants have challenged the Minister on certain legislative and Regulatory rule interpretations surrounding the so called “Once empowered always empowered” principle, resulting in parties announcing their intention to seek a declaratory ruling on the matter from the High Court.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies remaining key to the recovery of platinum demand recovery going forward.

Demand

Despite certain signs of economic recovery in European economies, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels in 2007. The introduction of Euro VI emission control standards in European economies is expected to increase the demand in this sector.

There continues to be encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive predicting an increase in global vehicle production from 85 million to 106 million units by 2021, with China accounting for 50% of such growth. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector.

In addition, high growth demand for platinum jewellery in China and rising demand for platinum jewellery in India creates the platform for a large potential growth market which is traditionally dominated by yellow gold.

Investment demand for physical platinum and palladium through Exchange Traded Funds (“ETFs”) remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs recently introduced by ABSA Bank and Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by a compounded annual rate of 15% over the last 3 years.

These price increases and consequent margin squeeze have partially been offset by a depreciation of the ZAR against the U.S. Dollar (“US$”) which has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs is mostly based on the ZAR.

Pricing

Although there has been a negative trend in spot metal prices, it is anticipated that the negative impact of the South African strikes in 2014, together with continued margin squeeze for South African primary producers, will ultimately result in a scale down and/or re-shaping of certain mining operations, which should create positive momentum for both the platinum and palladium price in the medium term.

Both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor negative sentiment towards the sector. The strength of the US$, above ground metal stocks and efficient recycling of the metal are also having a negative impact on the prices.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the anticipated supply side response from major South African producers and economic growth outlooks

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 for key economies affecting PGM demand such as the United States, Europe, Japan and China. Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, providing some relief for South African PGM producers.

1.3 Restructure Plan

On February 2, 2012, the Company and Anglo Platinum announced the material terms of the Restructure Plan and undertook a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward. Phase One of the Restructure Plan was completed in 2012 with the amendments to the 2009 Senior Debt Facility to increase the total amount available under the facility.

Phase Two of the Restructure Plan included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM, the recapitalization and refinancing of Atlatsa and Bokoni Holdco and its subsidiaries, and an undertaking to accelerate production at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed by January 31, 2014. Certain of the transactions completed as part of Phase Two of the Restructure Plan were “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular of the Company dated May 28, 2013 (as filed on SEDAR on May 31, 2013), for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the management information circular are details of Minxcon Proprietary Limited (an independent valuator) as well as PSG Capital Proprietary Limited (in relation to a fairness opinion over the Restructure Plan).

For additional information regarding the Restructure Plan, refer to the press releases of Atlatsa filed between the dates February 2, 2012 to February 3, 2014, as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.4 Debt Arrangements

1.4.1. New Senior Facilities Agreement

The total amount made available to Plateau on December 13, 2013, under the New Senior Facilities Agreement was $240.4 million (ZAR2,300.0 million). As at December 31, 2013, the balance outstanding between Plateau and RPM, was $232.2 million (ZAR2,225.7 million), including interest at year-end. Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from RPM’s subscription for 125 million Common Shares in the Company on January 31, 2014, to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $162.0 million (ZAR1,550.0 million); this becoming the amended maximum available under this facility.

In the event Plateau draws down on the facility available under the New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

Pursuant to the March 27, 2013, shareholders agreement between Plateau, RPM and Bokoni Holdco (“Bokoni Holdco Shareholders Agreement”), the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. See Section 1.7 Operations - “Bokoni Mine”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The Board of Bokoni Holdco, as per the Bokoni Holdco Shareholders Agreement, treated these loans as shareholder’s loans. On March 31, 2014, the total of the shareholder loans was capitalised in exchange for additional ordinary shares in Bokoni Holdco. A decision was taken in Q2 2014 to also capitalise Bokoni Holdco’s loan to Boikgantsho.

Capitalisation of shareholders loans:

Description	RPM’s 49% of loan treated as a shareholders loan and then capitalised as per above
Drawdowns included in opening balance	$3.3 million
Drawdowns in January and March 2014	$6.0 million
Capitalised in Q1 2014 (subtotal)	$9.3million
Bokoni Holdco’s loan to Boikgantsho and capitalised in Q2 2014	$3.2 million
Total capitalised during Q2 2014 (total for Fiscal 2014)	$12.5 million*

* Refer to note 10 in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2015.

As of March 31, 2015, no shareholder loans remain.

Although the facility limit of the New Senior Facilities Agreement was fully drawn in Q1 2014, Anglo Platinum’s Board of Directors agreed to allow $16.7 million (ZAR160.0 million) in ‘to be accrued’ interest above the facility limit of $162.0 million (ZAR1,550 million). The total amount outstanding under the New Senior Facilities Agreement as of the date hereof  was $168.0 million (ZAR1,607.2 million), inclusive of accrued interest. Refer to the table documented under Section 1.11 Capital Resources.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $104.5 million (ZAR1.0 billion) by December 31, 2018, $52.3 million (ZAR500.0 million) by December 31, 2019, and zero by December 31, 2020.

1.4.2. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $3.1 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $9.4 million (ZAR90.0 million), including capitalised interest, to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”).

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.4 million (ZAR90.0 million) at any time, including capitalised interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

During Q1 2015, $0.4 million (ZAR4.0 million) was drawn down under the Working Capital Facility, which brought the outstanding contractual balance to $6.8 million (ZAR64.7 million) as of the date hereof, inclusive of cumulative capitalised interest.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

1.4.3. Advance on the Purchase of Concentrate Revenue

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement (the “Advance”), with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of three-month JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $37.6 million (ZAR360.0 million), provided that the amount advanced does not exceed the actual cash requirements for that month. The terms of the Advance were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $49.6 million (ZAR475.0 million), provided that the amount advanced does not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance to March 31, 2015. In July 2014, the Advance was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance of $36.8 million (ZAR352.0 million) were made against the concentrate revenue in Q1 2015, of which $7.8 million (ZAR75.0 million) was already recovered and $28.9 million (ZAR277.0 million) will be recovered as part of revenue received from RPM in April and May 2015. See Section 1.10 Liquidity – “Going Concern” for details on how the Advance will be utilised.

1.4.4. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, and a share settled component (the “Share-Settled Financing”) amounting to $115.0 million (ZAR1.1 billion).

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Common Shares in the Company to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $115.0 million (ZAR1.1 billion). The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Pelawan SPV received a conversion notice from RPM on January 7, 2014. Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

Pelawan SPV then subscribed for two different classes of convertible class B preferred shares (the ““B” Preference Shares”) in Plateau for $115.0 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the conversion notice received on January 7, 2014, Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares on January 14, 2014 and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares. In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $25.3 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Pursuant to an agreement between Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to Pelawan SPV, Atlatsa would take delivery of all such shares and, in consideration thereof, issue to Pelawan SPV such number of Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Common Shares issued on implementation of the Share-Settled Financing arrangement was 227.4 million Common Shares.

Following this issuance, Pelawan SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company. On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $48.4 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”). Atlatsa Holdings increased its shareholding in the Company to 61.86% (based on the Atlatsa Holdings’ shareholding of Common Shares as of the date hereof).

Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa.

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed upon between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

The Share Settled Financing is now complete and is described herein for historical purposes only.

1.4.5. Security

The outstanding indebtedness under the New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against its portion (51%) of the cash flows generated by Bokoni and its portion (51%) of Bokoni’s asset base.

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. The Company’s debt is denominated in ZAR.

1.5 Black Economic Empowerment

Atlatsa, through Atlatsa Holdings, is compliant with the Black Economic Empowerment (“BEE”) requirements. BEE is aimed at substantially increasing participation by Historically Disadvantaged Persons (“HDPs”) in the South African economy and redressing the imbalances caused by the Apartheid system, by seeking to substantially and equitably increase its citizens’ ownership and management of South Africa's resources.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 as well as the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”), requires that operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for premature closure; planned decommissioning and closure; and post closure management of residual and latent environmental impacts.

The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the mines and installing those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2039, which is when the producing mine properties are expected to cease operations. These provisions have been created on the Company’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend on future PGM prices, which are inherently uncertain.

An assessment of the Bokoni Mine was completed in Q4 2014, to determine the environmental rehabilitation liability as at December 31, 2014. This assessment was used to calculate the environmental rehabilitation liability as at March 31, 2015. The total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted at the 2014’s risk free rate of 7.96% (2013:8.2%)), was estimated at $14.1 million (ZAR135.0 million) for Q1 2015 compared to $11.7 million (ZAR111.8 million) in Q1 2014 and $13.4 million (ZAR132.9 million) as at December 31, 2014.

The undiscounted future environmental rehabilitation liability was estimated at $19.3 million (ZAR191.6 million) as at December 31, 2014, compared to $18.8 million (ZAR185.6 million) as at December 31, 2013.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine. As at March 31, 2015, the amount invested in the Environmental Trust Fund was $4.0 million (ZAR38.0 million) compared to $3.5 million (ZAR33.6 million) at March 31, 2014 and $3.7 million (ZAR37.0 million) at December 31, 2014. The $14.1 million (ZAR97.0 million) shortfall between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations, which are constantly changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

In December 31, 2013, Bokoni Mine has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

1.7 Operations

1.7.1 Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhune-land District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg, South Africa.

The Bokoni Mine is permitted by two “new order” mining licenses covering an area of 20,394.26 hectares. After the conclusion of Phase Two of the Restructure Plan, the Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation, mining the Merensky reef and contributes approximately 20% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 25% of total production.

Road, water and power infrastructure, as well as two processing concentrators, have been installed at the Bokoni Mine, which are sufficient to meet the operational requirements of the Bokoni Mine up to the completion of its first phase growth plans (i.e. increased output to 160.0 kilo tonnes per month (“ktpm”)).

The Bokoni Mine has an extensive ore body, capable of supporting an estimated life-of-mine plan of 23 years (as Bokoni’s mining licence expires in 2038). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations as there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Q1 2015 averaged 124,220 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons (including the opencast), representing a decrease of 5.9% from Q1 2014.

Klipfontein Opencast Project

In Q2 2013, Bokoni successfully commissioned its opencast Merensky mine operations which at steady state is expected to produce up to 40.0 ktpm of Merensky ore. The ore mined at the opencast surface operations is used to fill any mill gap (25.0 ktpm to 40.0 ktpm) created as a result of the difference between underground production (120.0 ktpm to 135.0 ktpm) and the concentrator capacity (160.0 ktpm). As the underground operations ramp up to a steady state production of 160.0 ktpm, the tonnages from the opencast operations will decrease accordingly. The expected life of the opencast operation is approximately four years.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Motsotsi community member. The Bokoni Mine resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast remains suspended pending finalisation of the investigation by the South African Department of Mineral Resources (the “DMR”) and the South African Police Services.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Operating Plan

The operating plan to 2020 targets an output of 160.0 ktpm from underground operations to meet the current installed processing capacity at the Bokoni Mine. The Brakfontein Shaft and Middelpunt Hill Shaft are expected to ramp up to steady state levels of production of 100.0 ktpm and 60.0 ktpm by 2020 and 2018 respectively. The older UM2 and Vertical underground Shafts are expected to be phased out by 2016 and 2018 respectively. The mill gap between the processing capacity (160.0 ktpm) and the underground production (currently 130.0 ktpm) will be filled by the opencast operation that will be managed on a flexible volume basis to produce sufficient ore. Material capital expenditure associated with the proposed UG2 and Merensky expansion plans at the Bokoni Mine, as well as a new UG2 Concentrator plant (100.0 ktpm), estimated at $180.0 million (ZAR1,722 million), has been deferred beyond 2020.

The operating plan is expected to allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current level of 130,000 tpm to 160,000 tpm. The Company considers this plan to be both lower risk and less capital intensive. Annual production from the Bokoni Mine is expected to increase from the current base of 200,000 PGM Oz to 250,000 PGM Oz over the next five years. It is anticipated that the operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, with Merensky Reef accounting for approximately 75% of its total estimated production in the medium term. The capital cost to increase production from the Brakfontein and Middlepunt Hill projects to steady state levels of 100.0 ktpm and 60.0 ktpm, respectively is estimated at $136.3 million (ZAR1.3 billion).

Atlatsa will finance its obligations in respect of the expansion plans at the Bokoni Mine until March 31, 2016, using the Advance, the support provided by Anglo Platinum in terms of the letter of support dated November 10, 2014, available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan. RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

Management of the Bokoni Operations

On March 27, 2013, Plateau, RPM and Bokoni Holdco entered into the Bokoni Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries.

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. Should a shareholder default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the earlier of (a) the date on which the BEE credits attributable to RPM, and/or arising from Atlatsa’s acquisition of its 51% interest in Bokoni Holdco, become legally secure, and (b) the date on which Plateau has fully repaid the debt owed to RPM pursuant to the New Senior Facilities Agreement.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than that charged to any other Anglo American plc group company for the same or similar services (refer to Section 1.13 Transactions with Related Parties). It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa provides certain management services to Bokoni, through Plateau, pursuant to certain services agreements effective from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied). The Concentrate Agreement had an initial five year term ending on July 1, 2014 which was amended on March 27, 2013, as part of the Restructure Plan to extend the term to December 31, 2020.

Under the terms of the amendment to the Concentrate Agreement, Atlatsa will retain its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on terms agreed upon between RPM and Atlatsa.

1.7.2 Platreef Exploration Properties, Northern Limb

Atlatsa owns mineral rights (“farms”) covering 37,000 hectares comprising the Central Block, the Rietfontein Block and the Kwanda Project (referred to below), which are collectively known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

1.7.2.1 Rietfontein Project

Atlatsa has entered into an agreement (the "Agreement") effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. ("Ivanplats") relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

•
The existing joint operation (“JO”) between the parties is amended such that the current Rietfontein JO is extended to incorporate a defined area of Ivanplats' adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JO ("the Extended JO").

•	Atlatsa will be entitled to appoint a member to the Extended JO technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•
Atlatsa is awarded a 6% free carry interest in the Extended JO, provided that the Extended JO contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

o	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

o
Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats.

1.7.2.2 Central Block

Atlatsa currently holds a 100% indirect ownership interest in the Central Block Project through Plateau.

Renewals of the new order prospecting rights were received in February 2014 for the following farms:

•	Malokongskop 780 LR;

•	Portion 1 of the farm Elandsfontein LR;

•	Hamburg 737 LR;

•	Portion 2 (a portion of portion 1) of Dorstland 768 LR;

•	Portion 3 (a portion of portion 1) of Dorstland 768 LR;

•	Noord Holland 775 LR;

•	Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR; and

•	Remaining Extent of Portion 1 of Dorstland 768 LR;

Portion 2 of the Farm Elandsfontein 766 LR is still outstanding.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

1.7.2.3 Kwanda Project

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project through Bokoni Holdco.

1.8 Discussion of Operations

Q1 2015 Highlights

In addition to the highlights mentioned under Section 1.2 Overview, the following are noted:

•
Tonnes delivered to the concentrator for Q1 2015 decreased by 5.9% when compared to Q1 2014, tonnes milled decreased by 4.4% and closing stock at the concentrator decreased by 33.3% for the same comparative period due to stoppages at the Mine.

•
Primary development decreased by 18.3% in Q1 2015 as compared to Q1 2014 due to the strategic decision by management to reduce the development to a level sufficient to meet Bokoni Mine’s short term stoping flexibility requirements. More emphasis has been placed on

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 secondary development to increase face length available for mining. Primary development at the Bokoni Mine is expected to be sufficient to meet the requirements of the five year growth plan.

•
In Q1 2015, recoveries at the concentrator decreased by 0.7% to 89.2% for the Merensky concentrate, and remained constant at 85.8% for the UG2 concentrate. The decrease in recoveries was as a result of increase in through-put and processing lower grade ore from surface operations. The opencast recovery increased by 1.5% to 70.1% for Q1 2015.

•	4E ounces produced increased by 0.1% in Q1 2015 when compared to Q1 2014.

•	The Lost Time Injury Frequency Rate (including serious injury) (“LTIFR”) for Q1 2015 was 1.04 and has deteriorated by 8.3% when compared to the Q1 2014 LTIFR of 0.96.

The key production parameters for the Bokoni Mine for Q1 2015 and for Q1 2014 are depicted in the table below.

Bokoni Production Statistics

		Q1 2015 (Total )	Q1 2015 (opencast)	Q1 2015 (under-ground)	Q1 2014 (Total)	Q1 2014 (opencast)	Q1 2014 (under-ground)	% Change between Q1 2015 (total) and Q1 2014 (total)
4E oz produced	Oz	42,875	4,069	38,805	42,820	5,689	37,131	0.1
Tonnes delivered	T	372,661	43,375	329,286	395,957	77,249	318,708	(5.9)
Tonnes milled	T	372,896	51,604	321,292	390,099	76,225	313,874	(4.4)
Recovered grade	g/t milled, 4E	3.58	2.45	3.76	3.41*	2.32*	3.68*	4.7
UG2 mined to underground output	%	30.1	-	-	32.1	-	32.10	(6.2)
Development meters	M	2,195	-	-	2,686	-	2,686	(18.3)
Operating cost/tonne milled	ZAR/t	1,381	584	1,509	1,308	773	1,438	(5.6)
Operating cost/4E oz	ZAR/4E oz	12,013	7,404	12,496	11,918	10,356	12,157	(0.8)
Total permanent labour (mine operations)	Number	3,571	-	-	3,628*	-	-	(1.6)
Total contractors (mine operations)	Number	2,777	-	-	2,749*	-	-	1.0

*Prior year’s quarter restated.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Refer to Section 1.7 Operations -1.7.1 Bokoni Mine in respect of the Company’s current expansion plans and project milestones.

Revenue

The Company has two reportable segments under IFRS, the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment. The Projects generated no revenue.

Revenue was $52.3 million (ZAR494.9 million) for Q1 2015 compared to $53.8 million (ZAR529.8 million) for Q1 2014 representing a 2.8% decrease in $ terms and a 6.6% decrease in ZAR terms as a result of the following:

•	4E ounces produced remained near constant at 42,875 ounces in Q1 2015 compared to 42,820 ounces in Q1 2014;

•	The 4E basket price for Q1 2015 was 6.5% lower at ZAR11,569 compared to ZAR12,373 for Q1 2014;

•	The platinum price of US$1,194 during Q1 2015 was 16.4% lower when compared to Q1 2014 of US$1,428; and

•	The average realized ZAR/US$ exchange rate for Q1 2015 was ZAR11.74 compared to the average realized exchange rate of ZAR10.86 for Q1 2014 representing a 8.1% weakening of the ZAR.

Cost of Sales

Consolidated cost of sales for Q1 2015 was $63.4 million (ZAR599.5 million) which is $2.4 million (ZAR0.6 million) more than Q1 2014 ($61.0 million (ZAR600.1 million)). This represents an increase of 3.9% in $ terms and marginal decrease of 0.1% in ZAR terms.

The main contributors to the cost variances were:

•
Labour costs for Q1 2015 were $24.9 million (ZAR235.4 million), which is an increase of 10.8% in $ terms and 6.5% in ZAR terms, compared to Q1 2014 labour costs of $22.4.0 million (ZAR220.9 million). The increase in labour costs was mainly due to:

o	the average annual salary increases in July 2014; and

o	an increase in bonus payments due to higher underground production (underground tonnes delivered increased by 3.3%).

•
Contractor costs for Q1 2015 were $8.8 million (ZAR82.8 million), which is a decrease of 16.5% in $ terms and 19.8% in ZAR terms compared to Q1 2014 contractor costs of $10.5 million (ZAR103.3 million). The decrease was due to the opencast tonnes delivered having decreased by 43.9% (the contractor is paid per tonne delivered).

•
Stores costs for Q1 2015 were $10.4 million (ZAR98.5 million), which is an increase of 3.8% in $ terms and a marginal decrease of 0.2% in ZAR terms compared to Q1 2014 store costs of $10.0 million (ZAR98.7 million). The stable costs in ZAR were mainly due to constant square meters (58,310 m2 in Q1 2015 compared to 58,726 m2 in Q1 2014).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

•
Utility costs for Q1 2015 were $3.3 million (ZAR31.6 million), which is an increase of 10.6% in $ terms and 6.3% in ZAR terms compared to Q1 2014 utility costs of $3.0 million (ZAR29.8 million). This increase was mainly due to an increase of 3.3% in underground tonnes delivered and the Eskom Holdings (“Eskom”) rate increase of 12.7% (applicable from April 2014). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more.

•
Sundry costs for Q1 2015 were $7.1 million (ZAR66.8 million), which is an increase of 29.1% in $ terms and 24.1% in ZAR terms compared to Q1 2014 sundry costs of $5.5 million (ZAR53.8 million). This increase was mainly due to:

o	the belt maintenance contract increased by 9% and the scope also increased due to belt extension at the Middelpunt Hill shaft; and

o	payment of previously deferred service level agreement costs.

Cost per tonne milled for Q1 2015 was $146 (ZAR1,381) compared to $133 (ZAR1,308) in Q1 2014. This represents an increase of 9.9% in $ terms and 5.6% in ZAR terms.

Cost per 4E ounce for Q1 2015 was $1,270 (ZAR12,013) as compared to $1,211 (ZAR11,918) in Q1 2014. This represents an increase of 4.8% in $ terms and 0.8% in ZAR terms.

Exchange Rate

For presentation purposes in the Consolidated Statement of Comprehensive Income for Q1 2015, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q1 2015 was ZAR9.96=$1. This represents a weakening of 3.9% compared to the average exchange rate for Q1 2014 of ZAR9.84=$1.

For the Statement of Financial Position for Q1 2015, the closing ZAR to $ exchange rate for Q1 2015 was ZAR9.57=$1, representing (i) a strengthening of 3.8% as compared to the closing exchange rate at December 31, 2014 of ZAR9.95=$1, and (ii) a weakening of 0.5% as compared to the closing exchange rate at March 31, 2014 of ZAR9.52=$1.

Finance Costs

There were no drawdowns under the New Senior Facilities Agreement in Q1 2015 as compared to $12.6 million (ZAR120.3 million) in drawdowns in Q1 2014 under such agreement. The facility had been fully utilised by March 31, 2014.

Refer to Section 1.4.3. Advance on the Purchase of Concentrate Revenue for the Advances during Q1 2015. The finance costs for Q1 2015 were $5.0 million (ZAR48.1million) compared to $4.0 million (ZAR39.2 million) in Q1 2014, which is an increase of 24.5%.

The finance costs are net of capitalised interest of $0.8 million (ZAR7.6 million) capitalised in Q1 2015 compared to $0.7 million (ZAR6.5 million) capitalised in Q1 2014.

Pursuant to the terms of the New Senior Facilities Agreement; the interest on outstanding amounts under the New Senior Facilities Agreement is calculated on the method set out below:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Total Facility Outstanding	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	Zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR1,550,000,000	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR1,550,000,000	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the contractual amount outstanding between Plateau and RPM under the New Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year; refer to Section 1.11 Capital Resources, for the contractual value. For accounting purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the New Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Q1 2015.

Refer to Section 1.3 Restructure Plan for the conclusion of the Restructure Plan which reduced the loan balance.

Safety

Atlatsa’s LTIFR in Q1 2015 of 1.04 represented a deterioration of 8.3% compared to the LTIFR of 0.96 for Q1 2014. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the Bokoni Mine. Additional emphasis is being placed on behaviour including in-depth discussions with employees prior to each shift being undertaken.

8 Section 54 stoppages were emposed by the DMR during Q1 2015 compared to 4 stoppages in Q1 2014, and 16 stoppages in Fiscal 2014. This equates to 1.325 4E ounces lost in Q1 2015, 1,005 in Q1 2014 and 1,622 4E ounces lost in Fiscal 2014.

On May 11, 2015, operations at Bokoni Mine were interrupted by unrest that erupted in the Bokoni Mine area when some members of communities surrounding Bokoni blocked the main road leading to the mine with burning tyres and rocks. The unrest prevented employees from reporting to work which resulted in three days of lost production. Stability was restored to the area on May 14, 2015 and all employees have since returned to work.

Refer to Section 1.7 Operations- 1.7.1 Bokoni Mine – “Klipfontein Opencast Project” for the discussion regarding the incident at the opencast on October 8, 2014.

Capital

Total capital expenditure for Q1 2015 was $3.8 million (ZAR36.1 million) (compared to $11.2 million (ZAR110.4 million) for Q1 2014); comprising 23% sustaining capital and 77% project expansion capital (compared to 28% sustaining capital and 72% project expansion capital for Q1 2014). This 66.0% decrease in capital expenditure from Q1 2014 to Q1 2015 is as a result of a strategic decision by management to reduce costs and improve cash flows at the Bokoni Mine without compromising on the growth strategy.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Royalties

The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, imposes a royalty payable to the South African government based on financial profits arising from the transfer of mineral resources. The royalty is a predetermined percentage of 0.5 + ((Earnings before Interest and Tax x 9)/gross sales) which is applied to gross sales of unrefined metal produced.

The royalty payments are due in the following three intervals:

•	an initial provision payment due six months into the financial year (i.e. June 30), based on actual and estimated figures;

•	a second provisional payment due twelve months into the financial year (i.e. December 31), based on actual and estimated figures; and

•	a final payment due six months after the financial year (i.e. June 30), based on a true up calculation.

The Q1 2015 royalty tax percentage and resulting royalty expenses for the Bokoni Mine were 0.5% and $0.2 million (ZAR2.2 million), respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Q1 2014 were 0.5% and $0.2 million (ZAR2.4 million), respectively.

Power Tariff Increases

The National Energy Regulator of South Africa (“NERSA”) has advised that the electricity/power tariffs will increase by 8% per year from 2013 to 2018. On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $733 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2010 and 2013. Consumers, including the Bokoni Mine, will now incur a 12.7% electricity tariff hike in April 2015.

Because the Bokoni Mine operations are currently taking place at relatively shallow depths, no major refrigeration requirements will be incurred during the next 23 years of mining (as Bokoni’s mining licence expires in 2038). Power costs are currently approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of its efficiency initiatives currently being implemented.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

1.9 Summary of Quarterly Results

$ Million	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013
Revenue	52.3	54.6	70.4	58.6	53.8	47.9	54.2	48.4
Cost of sales	(63.4)	(71.4)	(66.7)	(65.7)	(61.0)	(67.2)	(59.0)	(54.1)
Gross loss	(11.1)	(16.8)	3.7	(7.2)	(7.1)	(19.3)	(4.8)	(5.7)

(Loss)/Profit for the period	(16.8)	(24.2)	(0.6)	(12)	(12.8)	133.2	(15.5)	(13.3)

Basic (loss)/profit per share ($)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)	0.54	(0.03)	(0.02)
Diluted (loss)/profit per share ($)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)	0.53	(0.03)	(0.02)
Weighted number of Common Shares outstanding (million)1	553	542	593	531	551	426	425	425
Diluted weighted number of Common Shares outstanding (million)2	553	542	593	531	554	429	425	425

1 On a fully diluted basis, post-conversion of the “B” Preference Shares.

2 Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its medium-term monthly production target rate of 160.0 ktpm.

Revenue increased to a high of $70.4 million for Q3 2014 from an all-time low of $47.9 million in Q4 2013. Fluctuations in revenue between the quarters were largely due to the following fluctuations in production, varying PGM basket prices and exchange rates:

•
Production has varied between periods due to production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3 2014 and a low of 42,820 4E ounces during Q1 2014. The extent of this variance (30.8%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•
Recovered grade varied between a low of 3,31 g/t in Q4 2013 and a high of to 3,76 g/t in Q3 2014, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in Q2 2013;

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,176 in Q2 2013 to a low of US$985 for Q1 2015. This 19.4% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q2 2013 at an exchange rate of ZAR9.5 = US$1 and the weakest during Q1 2015, which was ZAR11.70 = US$1. The 23.7% variance indicates the volatility of the ZAR against the US$.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

The period to period variations in cost of sales are mainly as a result of:

•	Varying labour costs due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in stores costs based predominately on tonnes milled;

•	Varying utility costs between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit-of-production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised;

•
Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR to US$ exchange rate; and

•
Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

1.10 Liquidity

As at March 31, 2015, Atlatsa had negative working capital, excluding restricted cash, of ($29.1 million) compared to a positive working capital of $3.1 million at March 31, 2014, and negative working capital of ($8.1 million) at December 31, 2014.

The current liabilities of the Company are $47.4 million compared to the current assets (excluding restricted cash) of $18.2 million. This arises as a result of the $14.6 million (ZAR140.0 million) backlog of trade and other payables owed to Anglo Platinum by Bokoni. By initial agreement with Anglo Platinum this amount was deferred and Bokoni Mine should have started repaying $1.6 million (ZAR15.6 million) a month from April 2015 to December 2015. In terms of the letter of support received on November 10, 2014, this will now be paid as part of the New Senior Debt Facility (See Section 1.10 Liquidity - “Going Concern Assumption” below) or another appropriate facility under similar terms. The shortfall remaining will be financed through the $3.0 million (R29 million) due from the sale of the mineral properties in 2013 and short-term cash flows. This will enable the Company to manage its liquidity position.

As at March 31, 2015, the Company’s total assets of $737.0 million exceeded its total liabilities of $322.1 million by a factor of 2.3:1.

The ratio of current assets (excluding restricted cash) to current liabilities of the Company was 0.4:1 and the Company had unrestricted cash and equivalents of $4.6 million, with zero undrawn facilities under the New Senior Facilities Agreement.

Atlatsa will finance its obligations until March 31, 2016, using the Advance, the support provided by Anglo Platinum in terms of the letter of support dated November 10, 2014, available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan. RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

In addition, a Working Capital Facility was provided by RPM to fund the Company’s administrative and corporate expenses. See Section 1.4.2. Working Capital Facility for more detail.

Atlatsa has the following long-term contractual obligations as at March 31, 2015:

	Obligations due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	3.6	3.6	-	-	-
Long-term debt scheduled interest payments	350.0	8.3	197.3	144.4	-
Operating leases (2)	0.6	0.2	0.4	-	-
Purchase obligations (3)	25.0	25.0	-	-	-
Finance lease obligations(4)	2.6	2.4	0.2	-	-
Other obligations	-	-	-	-	-
Total	381.8	39.5	197.9	144.4	-

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.56. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)	Finance leases were entered into during Fiscal 2014 with regards to underground equipment.

See “Financial Instruments and Risk Management” for a discussion of Atlatsa’s debt instruments and associated financial risks.

Going Concern Assumption

In March 2014, further negotiations were entered into with RPM and the following terms were agreed to ensure the Company has sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes to Bokoni Holdco;

•	The backlog of trade and other payables relating to Anglo Platinum of approximately $14.2 million (ZAR140.0 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available/undrawn facility of the $9.1 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni Mine requires additional cash resources; and

•	RPM will consider availability of the $2.9 million (ZAR29.0 million) outstanding on the sale of the Boikgantsho mineral properties that took place on December 13, 2013 which is currently

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights.

In addition, Atlatsa executives will make a further $6.1 million (ZAR60.0 million) available in cash to the Company from funds currently committed and held in escrow.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide financial support up to a maximum of $44.1 million (ZAR422.0 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Mine not meeting its planned cash forecasts.

This letter of support is subject to the following terms and conditions:

•	Bokoni Mine continues to operate according to the current plan as agreed with RPM;

•	Bokoni Mine assesses and implements any opportunities identified to optimise revenue and production and minimize costs and capital expenditure in order to minimize funding requirements;

•
the backlog of the trade and other payables relating to Anglo Platinum of approximately $14.6 million (ZAR140.0 million) to be repaid by increasing the facility available under the New Senior Debt Facility. This is to be completed within 3 months from November 10, 2014 and if it is not possible to implement this as part of the New Senior Debt Facility then another facility will be entered into under similar terms;

•
Bokoni Mine to continue to pay the advances including the trade and other payable balances due to Anglo Platinum within 30 days from the end of the month in which such advance is made. If there are valid disputes, they are to be resolved within 60 days and if the amount is due to Anglo Platinum, the amount must be paid within 5 days thereafter;

•
the amendments to the Working Capital Facility, to access the $3.0 million (ZAR29.0 million) outstanding from RPM for the sale of Boikgantsho, are finalized and executed within 30 days from November 10, 2014;

•
definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda, and at least 60% in the Central Block prospecting rights, held by Plateau, are executed within six months from November 10, 2014;

•	the Atlatsa executives to subscribe for $6.3 million (ZAR60.0 million) of equity in Atlatsa by March 31, 2015; and

•	the financial support will be withdrawn if Anglo Platinum sells its shareholding in Bokoni Holdco.

Subsequently, the condition relating to the amendments to the Working Capital Facility was amended to finalization and execution within 90 days from November 10, 2014 and the subscription by Atlatsa executives of equity in Atlatsa by March 31, 2015 was amended to June 30, 2015. The Working Capital Facility amendments have been finalized with only one condition precedent outstanding before funds can be drawn.

The unaudited Condensed Consolidated Interim Financial Statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the conditions set out in the letter of support with Anglo Platinum dated November 10, 2014, and deferred as described above, will

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 be met. In the event the above terms are not met, these conditions give rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and therefore they may be unable to realize their assets and discharge their liabilities in the normal course of business.

1.11 Capital Resources

Atlatsa’s primary source of capital is debt. Atlatsa’s access to capital is dependent upon general commodity and financial market conditions. The Company has secured long-term funding to meet its operating and capital obligations and has negotiated alternative funding arrangements (i.e. the Advance) to December 31, 2015. See Sections 1.4 Debt Arrangements and 1.10 Liquidity – “Going Concern Assumption”. The Advance, as discussed in Section 1.4.3. Advance on the Purchase of Concentrate Revenue is based on the purchase of concentrate revenue from sales made to RPM. As at March 31, 2015, the Company is not in breach of the loan covenants under the New Senior Facilities Agreement or the Working Capital Facility. For a discussion of these debt facilities refer to Section 1.4 Debt Arrangements.

Capital commitments already contracted for by the Company amount to $3.6 million as at March 31, 2015 (compared to $13.6 million at March 31, 2014 and $6.1 million as at December 31, 2014) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress relating to the Bokoni Mine. These capital commitments will be funded by cash available from operations, as well as from the Advance, and other available facilities. For Q1 2015, the Company expects authorised but not contracted expenditures of $31.7 million (compared to $18.9 million in Q1 2014 and $5.3 million at December 31, 2014). These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1 Bokoni Mine.

Atlatsa’s cash balance as at March 31, 2015 was $4.6 million compared to $15.1 million at March 31, 2014 and $8.1 million at December 31, 2014. See Section 1.4 Debt Arrangements.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

A summary of Atlatsa’s debt facilities as at March 31, 2015, is as follows:

	Balance at March 31, 2015	Total available facility	Un-utilized portion of facility
	$ million
New Senior Facilities Agreement (1)(2)	168.0	162.0 (3)	-(4)
Working Capital Facility(5)	6.8	9.4	2.7
Other(6)	3.0	-	-
Total	177.8	171.4	2.7

(1)	Refer to Section 1.4.1. New Senior Facilities Agreement for more details.

(2)	This is disclosed at the contractual value outstanding, and will not agree to the face of the Statement of Financial Position which is shown at fair value.

(3)
On May 5, 2014, an agreement was entered into with Anglo Platinum providing that although the principal amount of the New Senior Facilities Agreement has reached its cap, an aggregate amount of $16.7 million (ZAR160.0 million) of interest was allowed to accrue above the limit of S162.0 million (ZAR1,550.0 million).

(4)	The total undrawn facility under the New Senior Facilities Agreement at March 31, 2015 was zero.

(5)	Refer to the Section 1.4.2. Working Capital Facility.

(6)	This includes the finance lease obligations and loan obligations in relation to the procurement of the SAP system (enterprise resource program).

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, a BEE shareholder of Atlatsa, retains at least a 51% fully diluted shareholding in the Company until December 31, 2020. Under the current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.12 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.13 Transactions with Related Parties

RPM is a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. Atlatsa has a number of agreements with RPM including the Concentrate Agreement and the related Advance whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.7.1 Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. These services would include, but are not limited to: certain operational services, including administrative, supply chain

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 management, treatment of the concentrate, and other services. For further details regarding the costs of such services, please refer to the table below.

A number of the transactions undertaken pursuant to Phase One and Phase Two of the Restructure Plans were with related parties, including Anglo Platinum, RPM, and Atlatsa Holdings, including the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha, the consolidation of the 2009 Senior Debt Facility, the New Senior Facilities Agreement and the conversion of the “B” Preference Shares.

On February 6, 2014, Plateau paid Securities Transfer Tax (“STT”) of $0.2 million to the South African Revenue Services (“SARS”), on behalf of Atlatsa Holdings. The STT relates to the sale of the 115.8 million Common Shares in the Company from RPM to Atlatsa Holdings as part of the Restructure Plan. The STT was accounted for as a transaction cost by Plateau.

Transactions with RPM during Q1 2015, Q1 2014 and Fiscal 2014 are summarized below:

	Q1 2015 (in millions)	Fiscal 2014 (in millions)	Q1 2014 (in millions)
Concentrate sales	52.3	237.4	55.8
Cost of sales*	12.0	49.2	14.4
Finance expense (before interest capitalised)	5.8	19.5	4.6
Fair value gain on Consolidated Debt Facility / New Senior Debt Facility	0.3	2.1	0.4
Costs capitalised to capital work-in-progress	0.8	3.2	0.7

* Included in cost of sales are the following:

Metal accounting services	0.2	0.8	0.1
Supply chain services	8.1	41.1	12.6
Other	2.2	4.1	0.8

The following balances were outstanding to/from RPM at March 31, 2015, as compared to March 31, 2014 and December 31, 2014:

	March 31, 2015 (in millions)	December 31, 2014 (in millions)	March 31, 2014 (in millions)
Loans and Borrowings	140.4	130.4	121.9
Trade and other payables	20.7	16.5	21.9
Trade and other receivables	2.8	12.6	36.4

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

See the following Sections 1.10 Liquidity, 1.11 Capital Resources, 1.3 Restructure Plan, and 1.4 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

1.14 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in full in note 6 of the audited Consolidated Financial Statements for Fiscal 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

The preparation of the Company’s unaudited Condensed Consolidated Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements.

Estimates and underlying assumptions are continually reviewed and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions that affect the application of accounting policies include: ore reserve and mineral resource estimates, exploration and evaluation expenditure, unit-of-production (“UOP”) depreciation, mine rehabilitation, recoverability of assets, inventories, Contingencies, and fair value measurements.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2015; is included in note 4 of the audited Consolidated Financial Statements for Fiscal 2014. Critical judgements that affect the application of accounting policies include: exploration and evaluation expenditure, and recovery of deferred tax assets.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. The Company based its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

The determination of a SAMREC resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Company defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, particularly, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the relevant capitalised amount is recognised in profit or loss when the new information becomes available.

Recovery of deferred tax assets

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Judgement is required to determine which arrangements are considered to be a tax on income as opposed to an operating cost. Judgement is also required to determine whether deferred tax assets are recognised in the Statement of Financial Position. Deferred tax assets, including those arising from unutilised tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets recorded at the reporting date could be impacted.

In addition, future changes in tax laws in the jursidictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Ore reserve and mineral resource estimates

Ore reserves and mineral resource estimates are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. Such reserves and mineral resource estimates and changes to these may impact the Company’s reported financial position and results, in the following ways:

•	The carrying value of exploration and evaluation assets; mine properties; property, plant and equipment; and goodwill may be affected due to changes in estimated future cash flows;

•	Depreciation and amortisation charges in profit or loss may change where such charges are determined using the unit-of-production method, or where the useful life of the related assets change;

•	Capitalised stripping costs recognised in the statement of financial position as either part of mine properties or inventory or charged to profit or loss may change due to changes in stripping ratios;

•
Provisions for rehabilitation and environmental provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities; and

•
The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates and reports ore reserves and mineral resources in line with the principles of SAMREC.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves and mineral resources may change.

UOP depreciation

Estimated economically recoverable reserves are used in determining the depreciation and/or amortisation of mine-specific assets. This results in a depreciation/amortisation charge proportional to the depletion of the anticipated remaining life-of-mine production. Units of production used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life-of-mine plan is revised. The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.

The calculation of the UOP rate of depreciation/amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on economically recoverable reserves, or if future capital expenditure estimates change.

Changes to economically recoverable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including:

•	The effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions; and

•	Unforeseen operational issues.

Changes in estimates are accounted for prospectively.

Mine rehabilitation

The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates (5.40% (2013: 5.50%)), and changes in discount rates (7.96% (2013: 8.23%)). These uncertainties may result in future actual expenditure differing from the amounts currently provided. Therefore, significant estimates and assumptions are made in determining the provision for mine rehabilitation. As a result, there could be significant adjustments to the provisions established which would affect future financial result.

The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Recoverability/impairment of assets

The Company assesses each cash-generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair-value-less-costs-of-disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is the price that would be received to sell an asset or payment made to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Impairment testing requires management to make significant judgements concerning the existence of impairment indicators, identification of cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair-value-less-costs-of-disposal. Management’s analysis of cash-generating units involves an assessment of a group of assets’ ability to independently generate cash inflows and involves analysing the extent to which different products make use of the same assets. Management’s judgement is also required when assessing whether a previously recognised impairment loss should be reversed. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Management has assessed its cash generating unit as being the Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets.

The determined value in use of the cash-generating unit is most sensitive to the platinum price, the US dollar exchange rate and the discount rate.

In assessing the value in use, key estimates and judgements were made by management, which are based on management’s interpretation of market forecast and future inflation rates.

These included long term platinum prices and USD exchange rates. These estimates were determined based on market consensus forecast prices for the first five years after which the price for platinum was inflated using 2.85% (2013: 2.85%). The real weighted average cost of capital (“WACC”) used to discount the future free cash flows was determined as 10.97% real (2013: 10.97% real).

The WACC is based on the risk free rate as at December 31, 2014, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 10 of the audited Consolidated Financial Statements for Fiscal 2014 for details of key assumptions used in the impairment testing performed in Q4 2014. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q4 2014. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2014. Cash generating units are based on individual subsidiaries of Atlatsa.  Impairment testing was not completed again at March 31, 2015.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at Bokoni Mine; and

•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Inventories – Stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at March 31, 2015 amounted to $0.6 million.

Contingencies

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgement and the use of estimates regarding the outcome of future events.

Fair value measurements

The Company measures financial instruments at fair value on initial recognition. Also, from time to time, the fair value of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Share-based payments

The fair value of options granted is being determined using Black-Scholes and Monte-Carlo Simulation valuation models. Refer to Note 39 of the audited Consolidated Financial Statements for Fiscal 2014 for significant inputs into the models for the various share option schemes.

New Senior Facilities Agreement

Management has applied judgment when determining the fair value on initial recognition for the New Senior Facilities Agreement. The fair value of the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are the opening balances as contractually agreed with the counterparty, set interest rates applicable to the Company, projected drawdowns and repayments on the loan and projected forward JIBAR rates plus a market related spread. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

The following assumptions in the model may change:

•	Any additional drawdowns have to be fairly valued at initial recognition; and

•	Update of the quarter end JIBAR curve, which may have an impact on the projected JIBAR rates.

•	An adjustment to the estimates of cash flows.

The fair value of the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	the interest rate table as documented under Section 1.8 Discussion of Operations, “Finance expenses”;

•
any draw down between Bokoni Holdco and RPM since the repayment of debt on December 13, 2013 will be capitalised as per the New Senior Facilities Agreement (refer to 1.4.1. New Senior Facilities Agreement, where the capitalisation is documented);

•	best estimate of the cash flows (drawdowns and repayments on the loans) until 2020 when the loans, per contractual agreement should be repaid; and

•	a projected forward JIBAR rate plus a market related spread until 2020, the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to increase the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans, resulting in AG8 adjustments. The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 original effective interest rate, as per the day one calculation. Subsequent adjustments will be a result of changes in estimates on the repayment of the loans.

1.15 Changes in Accounting Policies

The accounting policies applied by Atlatsa in the unaudited Condensed Consolidated Interim Financial Statements as at, and for the three months ended March 31, 2015, are the same as those applied by Atlatsa in the audited Consolidated Financial Statements as at, and for the year ending December 31, 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

Standards and interpretations issued but not yet effective and applicable to the Company:

The standard and interpretations that are issued, but not yet effective, up to the date of the issuance of the unaudited Condensed Consolidated Interim Financial Statements are disclosed below:

Effective January 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

•	Annual IFRS Improvements Process 2012 – 2014 Cycle – various standards

Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

1.16 Financial Instruments and Risk Management

Atlatsa’s Financial Instruments and Risk Management are presented in note 6.3 and 9, respectively of the audited Consolidated Financial Statements for Fiscal 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

•	Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (“AFS”) financial assets, as appropriate.

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets in a timeframe established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

•	Subsequent measurement

The subsequent measurements of financial assets are classified into four categories:

o	Financial assets at fair value through profit or loss – the Company has no financial assets at fair value through profit or loss.

o	Loans and receivables.

o	Held-to-maturity investments — the Company has no held-to-maturity investments.

o	AFS financial investments — the Company has no AFS financial assets.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial measurement loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance income in the profit or loss. The losses arising from impairment are recognised in profit or loss for loans and receivables.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

•	Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when either:

o	The rights to receive cash flows from the asset have expired; or

o
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ’pass-through’ arrangement and either: (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Financial liabilities

•	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortised cost, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

•	Subsequent measurement

The measurement of financial liabilities depends on their classification as described below.

•	Financial liabilities at amortised cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in profit or loss. This category generally applies to loans and borrowings and trade and other payables.

For loans and borrowings with a shareholder, refer to Note 6.18, Transactions with a shareholder.

•	Derecognition

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss, unless the transaction takes place with a shareholder acting in its capacity as shareholder, in which case the gain or loss is recognised directly in equity.

Financial Risk Management Activities

Atlatsa manages its exposure to key financial risks in accordance with its financial risk management policy. The risk management policies are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Refer to note 9 of the audited Consolidated Financial Statements as at, and for the year ended December 31, 2014.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

•	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers, and cash and equivalents.

The carrying amount of financial assets represents the maximum credit exposure.

o	Trade and other receivables

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure.  Atlatsa has no collateral against these receivables. The terms of the receivables are 90 days.

100% of the Company’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

o	Cash and cash equivalents

At times when the Company’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The New Senior Debt Facility and the Working Capital Facility were

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 entered into on December 13, 2013. The Company’s cash and cash equivalents are invested in business accounts which are available on demand.

An alternative funding arrangement, the Advance, was entered into with RPM whereby an Advance on the revenue from the concentrate sales made to RPM by Bokoni pursuant to the Concentrate Agreement was provided. This arrangement is currently available until December 31, 2015. See Section 1.4.3. Advance on the Purchase of Concentrate Revenue.

The Company’s South African operations are subject to currency exchange controls administered by the South African Reserve Bank (“SARB”). South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company's ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company's funding for its South African operations consists of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa.  The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries.  In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country.  However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

Refer to Section 1.10 Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business, including the Advance that is available until December 31, 2015.

•	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s exposure to the risk of changes in the market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The interest rate is linked to JIBAR.

The following demonstrates the sensitivity to a possible change in interest rates, of the Company’s profit/(loss) before tax due to changes in the rate of loans and borrowings. All other variables are held constant.

Increase /(decrease) in interest rate	Effect on loss before tax for the three months ended March 31, 2015 (increase)/decrease	Effect on loss before tax for the three months ended March 31, 2014 (increase)/decrease
	CAD$	CAD$
+1%	2.0 million	1.5 million
-1%	(1.8 million)	(1.0 million)

•	Foreign Currency Risk

Foreign currency risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company, from time to time, enters into transactions

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 for the purchase of supplies and services denominated in foreign currency.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Company, certain loans between Company entities amounting to $48.4 million (Q1 2014: $50.0 million) are exposed to foreign exchange fluctuations. The closing ZAR to $ exchange rate for the three months ending March 31, 2015 was ZAR9.57 (Q1 2014: ZAR9.52).

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, of the Company’s profit/(loss) before tax due to changes in the carrying value of monetary assets and liabilities at reporting date. All other variables are held constant.

Increase /(decrease) in foreign exchange rate	Effect on loss before tax for the three months ended March 31, 2015 (increase)/decrease	Effect on loss before tax for the three months ended March, 2014 (increase)/decrease
	CAD$	CAD$
+10%	4.8 million	5.0 million
-10%	(4.8 million)	(5.0 million)

•	Commodity Price Risk

The value of the Company’s revenue and resource properties depends on the prices of PGM’s and their outlook.  The Company does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Increase /(decrease) in 4E basket price	Effect on loss before tax for the three months ended March 31, 2015 (increase)/decrease	Effect on loss before tax for the three months ended March 31, 2014 (increase)/decrease
	CAD$	CAD$
+10%	5.2 million	0.5 million
-10%	(5.2 million)	(0.5 million)

•	Capital Risk Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Company in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Company remains in a sound financial position.

The Company manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Company may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the SARB and Anglo Platinum (refer to Section 1.4.4. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares – the “Atlatsa Holdings Vendor Finance Loan”).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

During the year the Company entered into an Advance on Concentrate sales agreement to manage capital risk. (Refer to Section 1.10 Liquidity). There were no other changes to the Company’s approach to capital management during the year.

1.17 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.18 Disclosure of Outstanding Share Data

At the Company’s Annual General Meeting on June 27, 2014, shareholders approved a new Share Option Plan, Share Appreciation Rights Plan and Conditional Share Unit Plan (collectively the “New Equity Incentive Plans”) and authorized issuances thereunder to entitle the applicable holders thereof to such number of Common Shares equal to 10% of the Company’s outstanding Common Shares from time to time. Upon the adoption of the new Share Option Plan, the Company’s pre-existing Stock Option Plan terminated. Any options outstanding thereunder are now governed by the terms of the new Share Option Plan.

Refer to the Company’s Management Information Circular dated May 21, 2014, which is available on SEDAR, for more information relating to the New Equity Incentive Plans.

As of March 31, 2015 no share appreciation rights have been issued or are outstanding.

Conditional Share Unit Plan

On August 20, 2014, the Company awarded 9,004,500 Conditional Share Units (“CSUs”) to eligible employees of Plateau entitling each applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies.

The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator company	% of shares to vest

First	100

Second	90

Third	60

Fourth	40

Fifth or below	0

The share-based payment recognised during Q1 2015 was $nil (2014: $nil).

Restricted Share Units (“RSUs”)

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These RSUs will vest on May 31, 2015.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

The share-based payment recognised during Q1 2015 was $24,958 (2014: $9,358).

Equity-settled Options

On August 2, 2014, the Company issued 5,142,882 share options to its Non-Executive Directors (“NEDs”) in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39).

For NEDs employed for more than six months as at the grant date of the options, one third of the share options will vest six months after the grant date, the second third of the share options will vest one year after the grant date and the last third will vest eighteen months after the grant date. For NEDs employed for less than six months as at the grant date of the options, one third of the share options will vest one year after the grant date, the second third of the share options will vest eighteen months after the grant date and the last third will vest two years after the grant date.

The share-based payment recognised during Q1 2015 was $156,693 (2014:370,891).

As of March 31, 2015; 9,702,882 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,060,000	4,060,000	1.67
May 1, 2017	$1.61	500,000	500,000	2.08
August 19, 2024	$0.39	5,142,882	-	9.38
Total		9,702,882	4,560,000
Weighted average exercise price		$1.36	$1.36

As of the date hereof, the issued share capital of Atlatsa was 554,288,473 Common Shares. See Section 1.3 Restructure Plan.

1.19 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year-end report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is defined as a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2014 because of the material weaknesses in the Company’s internal control over financial reporting related to a lack of management oversight of accounting processes primarily at Bokoni, including with the risk assessment and design of controls to reduce the risk of material misstatement to an appropriate level.

During Q1, management has been working towards remediating the material weakness in the Company’s internal control over financial reporting as detailed below:

•
The individual at Bokoni has resigned and is no longer employed by Bokoni. A qualified and experienced person has been appointed to act in the interim before conducting a search to find a suitable replacement to fulfil the duties.

•
The Company is in the process of reviewing, with a view to strengthening, its management oversight of all subsidiaries, including its assessment of risks in their internal control environment and procedures.

•
The Company will instil a formal process for year-end risk management compliance reporting, requiring the operation’s Senior Management and Group Executive Management to confirm their responsibilities for risk management and internal control.

•	Steps will be taken to embed internal control and risk management further into the operations of the business and to address areas of improvement which come to the attention of Management.

•	An additional oversight function will take place at Atlatsa starting in the second quarter of 2015, to confirm that controls are being performed effectively.

•	The 2015 internal audit plan is risk based and with focus on those areas that are critical to the Company’s business objectives.

Under the direction of the Audit and Risk Committee and the Board of Directors, Management will continue to develop and implement policies to improve the Company’s internal control over financial reporting. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and Management has concluded, through testing, that these controls are operating effectively. However, it is Management’s intention to effectively remediate the material weaknesses that were identified as having existed as at December 31, 2014 by the end of fiscal 2015.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

Under the supervision of and with the participation of Management, including the CEO and CFO, Management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and required by Rule 13a-15 (b) under the Exchange Act, as of December 31, 2014. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective because of the material weaknesses in the Company’s internal control over financial reporting described above.

Notwithstanding the ineffectiveness of the Company’s disclosure controls and procedures as of December 31, 2014, Management believes that the unaudited Condensed Consolidated Interim Financial Statements and other financial information contained in this MD&A present fairly, in all material respects, the financial condition, results of operations and cash flows as of, and for, the dates and periods presented.

1.20 Risk Factors

Atlatsa is subject to significant risks and uncertainties which are described in detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Document 2

CONTENTS

Condensed consolidated interim statement of financial position	2
Condensed consolidated interim statement of comprehensive income	3
Condensed consolidated interim statement of changes in equity	4
Condensed consolidated interim statement of cash flows	6
Notes to the condensed consolidated interim financial statements	7
Corporate information and administration	OBC

REPORT PROFILE
Atlatsa Resources Corporation (Atlatsa) was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. All information contained in this report is unaudited and reported in Canadian dollars (CAD$), unless otherwise indicated. In this report, references to Atlatsa include the Company’s subsidiaries. In addition to this report, extensive information on Atlatsa, including its regulatory filings available on the Company’s website at www.atlatsaresources.co.za, www.sedar.com and www.sec.gov.

This report covers the financial performance for the three months ended March 31, 2015 and 2014.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

1

CONDENSED CONSOLIDATED
INTERIM STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	March 31 2015	(Audited) December 31 2014

ASSETS
Non-current assets
Property, plant and equipment	7	690,509,216	646,245,336
Capital work-in-progress	8	7,543,971	29,272,118
Other intangible assets		291,971	289,390
Mineral property interests	9	7,306,583	7,339,706
Goodwill		9,125,377	8,776,080
Platinum Producers’ Environmental Trust		3,975,985	3,721,035
Other non-current assets		558	517
Total non-current assets		718,753,661	695,644,182
Current assets
Inventories		887,716	726,343
Trade and other receivables		12,736,381	16,256,784
Cash and cash equivalents		4,614,465	8,148,558
Restricted cash		51,084	48,744
Total current assets		18,289,646	25,180,429
Total assets		737,043,307	720,824,611
EQUITY AND LIABILITIES
Equity
Share capital	10	309,659,583	309,659,583
Treasury shares	10	(4,991,726)	(4,991,726)
Foreign currency translation reserve		(1,670,476)	(10,558,030)
Share-based payment reserve		26,497,909	26,245,459
Accumulated loss		(98,151,704)	(89,283,115)
Total equity attributable to equity holders of the Company		231,343,586	231,072,171
Non-controlling interests		183,631,517	184,133,904
Total equity		414,975,103	415,206,075
Non-current liabilities
Long-term portion of loans and borrowings	11	140,436,913	130,402,292
Long-term portion of finance lease liability	12	197,140	283,877
Deferred tax liability		119,948,762	116,744,891
Provisions		14,111,250	13,357,268
Total non-current liabilities		274,694,065	260,788,328
Current liabilities
Trade and other payables		44,581,136	41,670,800
Short-term portion of loans and borrowings	11	387,947	524,854
Short-term portion of finance lease liability	12	2,405,056	2,634,554
Total current liabilities		47,374,139	44,830,208
Total liabilities		322,068,204	305,618,536
Total equity and liabilities		737,043,307	720,824,611

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors on May 15, 2015

Harold Motaung	Fikile De Buck
Director	Director

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

2

CONDENSED CONSOLIDATED
INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR
THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	Three months ended March 31 2015	Three months ended March 31 2014

Revenue		52,310,635	53,830,939
Cost of sales		(63,368,239)	(60,966,185)
Gross loss		(11,057,604)	(7,135,246)
General and administrative expenses		(2,633,219)	(3,365,017)
Other income		303,675	399,336
Operating loss		(13,387,148)	(10,100,927)
Finance income		96,346	81,606
Finance costs		(4,958,071)	(3,981,152)
Net finance costs		(4,861,725)	(3,899,546)
Loss before income tax		(18,248,873)	(14,000,473)
Income tax		1,459,258	1,184,503
Loss for the period		(16,789,615)	(12,815,970)
Other comprehensive income
Foreign currency translation differences for foreign operations		16,401,950	17,205,750
Other comprehensive income for the period, net of income tax		16,401,950	17,205,750
Total comprehensive income for the period		(387,665)	4,389,780
Loss attributable to:
Owners of the parent		(8,868,589)	(4,876,655)
Non-controlling interests		(7,921,026)	(7,939,315)
Loss for the period		(16,789,615)	(12,815,970)
Total comprehensive income attributable to:
Owners of the parent		114,722	5,354,485
Non-controlling interests		(502,387)	(964,705)
Total comprehensive income for the period		(387,665)	4,389,780
Basic earnings per share	13	(2 cents)	(1 cent)
Diluted earnings per share	13	(2 cents)	(1 cent)

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

3

CONDENSED CONSOLIDATED
INTERIM STATEMENT OF CHANGES IN EQUITY FOR
THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Treasury shares
	Number of shares	Amount	Number of shares	Amount

For the period ended March 31, 2014
Balance at January 1, 2014	201,888,473	71,967,083	4,497,062	(4,991,726)
Common shares issued	125,000,000	74,782,500	–	–
Acquisition of shares in Bokoni Platinum Holdings
Proprietary Limited	–	–	–	–
Conversion of convertible preference shares	227,400,000	162,910,000	–	–
Total comprehensive income for the period
Loss for the period	–	–	–	–
Other comprehensive income for the period, net of tax	–	–	–	–
Total comprehensive income for the period	–	–	–	–
Balance at March 31, 2014	554,288,473	309,659,583	4,497,062	(4,991,726)

For the period ended March 31, 2015
Balance at January 1, 2015	554,288,473	309,659,583	4,497,062	(4,991,726)

Total comprehensive income for the period
Loss for the period	–	–	–	–
Other comprehensive income for the period, net of tax	–	–	–	–
Total comprehensive income for the period	–	–	–	–

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense	–	–	–	–
Total contributions by and distributions to owners	–	–	–	–
Balance at March 31, 2015	554,288,473	309,659,583	4,497,062	(4,991,726)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

4

CONDENSED CONSOLIDATED
INTERIM STATEMENT OF CHANGES IN EQUITY FOR
THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Accumulated loss	Total shareholders’equity	Non-controlling interests	Total equity

162,910,000	(10,119,860)	25,794,651	(64,673,717)	180,886,431	198,227,542	379,113,973
–	–	–	–	74,782,500	–	74,782,500

–	–	–	–	–	9,574,718	9,574,718
(162,910,000)	–	–	–	–	–	–

–	–	–	(4,876,652)	(4,876,652)	(7,939,315)	(12,815,967)
–	10,146,183	84,957	–	10,231,140	6,974,610	17,205,750
–	10,146,183	84,957	(4,876,552)	5,354,488	964,705	4,389,783
–	26,323	25,879,608	(69,550,369)	261,023,419	206,837,555	467,860,974
						199,179,381

–	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075

–	–	–	(8,868,589)	(8,868,589)	(7,921,026)	(16,789,615)
–	8,887,554	95,757	–	8,983,311	7,418,639	16,401,950
–	8,887,554	95,757	(8,868,589)	114,722	(502,387)	(387,665)

–	–	156,693	–	156,693	–	156,693
–	–	156,693	–	156,693	–	156,693
–	(1,670,476)	26,497,909	(98,151,704)	231,343,586	183,631,517	414,975,103

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

5

CONDENSED CONSOLIDATED
INTERIM STATEMENT OF CASH FLOWS FOR
THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	Three months ended March 31 2015	Three months ended March 31 2014

Cash flows from operating activities
Cash generated from/(utilised by) operations	14	887,469	(27,098,306)
Interest received		67,093	56,609
Interest paid		(759,983)	(342,431)
Income tax paid		–	(345,363)
Net cash flows from/(used in) operating activities		194,579	(27,729,491)
Cash flows from investing activities
Increase in investments held by Platinum Producers’ Environmental Trust		(79,227)	(89,464)
Acquisition of property, plant and equipment	7	(1,989)	(1,331)
Expenditures on capital work-in-progress	8	(3,812,284)	(11,213,132)
Proceeds on disposal of property, plant and equipment		–	4,064
Net cash flows used in investing activities		(3,893,500)	(11,299,863)
Cash flows from financing activities
Proceeds from loans and borrowings		422,800	13,050,841
Repayment of loans and borrowings		–	(74,782,500)
Finance lease liability repayments		(437,356)	–
Common shares issued		–	74,782,500
Other loans repaid		(156,824)	(168,997)
Net cash flows (used in)/from financing activities		(171,380)	12,881,844
Effect of foreign currency translation		336,208	342,799
Net decrease in cash and cash equivalents		(3,534,093)	(25,804,711)
Cash and cash equivalents at beginning of period		8,148,558	40,920,396
Cash and cash equivalents at end of period		4,614,465	15,115,685

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

6

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (the Company or Atlatsa) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (TSX) and has a secondary listing on the New York Stock Exchange (NYSE MKT) and the JSE Limited (JSE). The condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as “the Group” and individually as “Group entities”). Its principal business activity is the mining and exploration of Platinum Group Metals (PGM) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary Plateau Resources Proprietary Limited (Plateau) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2.	GOING CONCERN

The Group incurred a loss for the three months ended March 31, 2015 of CAD$16.8 million (compared to a 2014 fiscal year loss of CAD$49.5 million and a loss for the three months ended March 31, 2014 of CAD$12.8 million) and as of that date its total assets exceeded its total liabilities by CAD$415.0 million (compared to December 31, 2014 when its total assets exceeded total liabilities by CAD$415.2 million).

The current liabilities of the Group are CAD$47.4 million compared to the current assets (excluding restricted cash) of CAD$18.2 million. This arises as a result of the CAD$14.6 million (ZAR140 million) backlog of trade and other payables owed to Anglo American Platinum Limited (Anglo Platinum). By initial agreement with Anglo Platinum this amount was deferred and Bokoni Mine was expected to start repaying CAD$1.6 million (ZAR15.6 million) a month from April 2015 to December 2015. In terms of the letter of support received on November 10, 2014, this will now be paid as part of the New Senior Debt Facility (discussed below) or other appropriate facility with similar terms. The shortfall remaining will be financed by the Group’s short-term cash flows. This will enable the Group to manage its liquidity position.

The Group completed a part of Phase two of its restructuring and recapitalising plan on December 13, 2013. The net result was the Group’s debt was reduced by CAD$370.8 million (ZAR3,610.4 million) by December 31, 2013. The restructuring and recapitalising plan was finalised on January 31, 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further CAD$76.0 million (ZAR750.0 million).The outstanding debt payable at March 31, 2015 is CAD$140.4 million (December 31, 2014: CAD$130.4 million). This facility was fully drawn by March 2014.

The New Senior Debt Facility is only repayable once the company generates sufficient free cash flow.

Further negotiations were entered into at March 31, 2014 with Rustenburg Platinum Mines Proprietary Limited (RPM) and the following were agreed to ensure the Group had sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	the backlog of trade and other payables relating to Anglo Platinum of approximately CAD$14.2 million (ZAR140.0 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•
the available facility of the CAD$9.1 million (ZAR90.0 million) Working Capital Facility will be made available in the event Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine” or “Bokoni”) requires additional cash resources;

•
RPM will consider the availability of the CAD$2.9 million (ZAR29.0 million) outstanding on the sale of the Boikgantsho Project that took place on December 13, 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights; and

•	Atlatsa executives will make available CAD$6.1 million (ZAR60.0 million), currently committed and held in escrow, as cash resources.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide financial support up to a maximum of CAD$44.1 million (ZAR422.0 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Mine not meeting its planned cash forecasts.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

7

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	GOING CONCERN continued

This letter of support is subject to the following terms and conditions:

•	Bokoni Mine continues to operate according to the current plan as agreed with RPM;

•	Bokoni Mine assesses and implements any opportunities identified to optimise revenue and production and minimise costs and capital expenditure in order to minimise funding requirements;

•
the backlog of the trade and other payables relating to Anglo Platinum of approximately CAD$14.6 million (ZAR140.0 million) to be repaid by increasing the facility available under the New Senior Debt Facility. This is to be completed within 3 months from November 10, 2014 and if it is not possible to implement this as part of the New Senior Debt Facility then another facility will be entered into under similar terms;

•
Bokoni Mine to continue to pay any advances including the trade and other payables balances due to Anglo Platinum within 30 days from the end of the month in which such advance is made. If there are valid disputes, this is to be resolved within 60 days and if the amount is due to Anglo Platinum, the amount must be paid within 5 days thereafter;

•
the amendments to the Working Capital Facility, to access the CAD$3.0 million (ZAR29.0 million) outstanding from RPM for the sale of Boikgantsho, are finalised and executed within 30 days from November 10, 2014;

•
definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda Platinum Mine Proprietary Limited (Kwanda), and at least 60% in the Central Block prospecting rights, held by Plateau, are executed within six months from November 10, 2014;

•	the Atlatsa executives to subscribe for CAD$6.3 million (ZAR60.0 million) of equity in Atlatsa by March 31, 2015; and

•	the financial support will be withdrawn if Anglo Platinum sells its shareholding in Bokoni Holdco.

In addition to the above, an alternative funding arrangement was entered into with RPM in November 2013, whereby an advance on the Purchase of Concentrate revenue (Advance) on the concentrate sales made to RPM by Bokoni Mine was provided. The Advance was originally available from November 1, 2013 until November 30, 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and CAD$37.6 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and CAD$49.6 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements, for that month, of Bokoni Mine and was extended to December 31, 2015.

The Working Capital Facility made available by RPM to Plateau is a maximum of CAD$3.1 million (ZAR30.0 million) per year during each of 2013, 2014 and 2015 for an aggregate facility of CAD$9.4 million (ZAR90.0 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through 2015. The facility available at March 31, 2015 was CAD$2.7 million (ZAR25.8 million) (December 31, 2014: CAD$3.0 million (ZAR30.0 million)). The Working Capital Facility is repayable in full by December 31, 2018.

Subsequently, the condition relating to the amendments to the Working Capital Facility was amended to finalization and execution within 90 days from November 10, 2014 and the subscription by Atlatsa executives of equity in Atlatsa by March 31, 2015 was amended to June 30, 2015. The working capital facility amendments have been finalised with only one condition precedent outstanding before funds can be drawn.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the conditions set out in the letter of support with Anglo Platinum, dated November 10, 2014, and deferred as described above, will be met. In the event the above terms are not met, these conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore may be unable to realise their assets and discharge their liabilities in the normal course of business.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

8

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	BASIS OF ACCOUNTING

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for complete set of International Financial Reporting Standards annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2014. The consolidated financial statements of the Group as at and for the year ended December 31, 2014 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com and www.sec.gov.

The condensed consolidated interim financial statements have been prepared on a historical cost basis. Certain items, including derivative financial instruments, are stated at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars (CAD$), and all values are rounded to the nearest dollar, except where otherwise stated.

4.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014.

5.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2014.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s condensed consolidated interim financial statements are disclosed below:

Effective January 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

•	Annual IFRS Improvements Process 2012 – 2014 Cycle – various standards

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

9

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	SIGNIFICANT ACCOUNTING POLICIES continued
Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

6.	FINANCIAL RISK MANAGEMENT

Summary of the carrying value of the Group’s financial instruments

At March 31, 2015	Loans and receivables	Financial liabilities at amortised cost

Platinum Producers’ Environmental Trust**	3,975,985	–
Trade and other receivables*	12,736,381	–
Cash and cash equivalents**	4,614,465	–
Restricted cash*	51,084	–
Loans and borrowings	–	140,824,860
Finance lease liability	–	2,602,196
Trade and other payables*	–	37,701,944

At December 31, 2014	Loans and receivables	Financial liabilities at amortised cost

Platinum Producers’ Environmental Trust**	3,721,035	–
Trade and other receivables*	14,329,673	–
Cash and cash equivalents**	8,148,558	–
Restricted cash*	48,744	–
Loans and borrowings	–	130,927,146
Finance lease liability	–	2,918,431
Trade and other payables*	–	31,725,265

* Not measured at fair value and carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
** Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

10

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended March 31 2015		Year ended December 31 2014
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)

Loans and borrowings	140,824,860	140,824,860	130,927,146	130,927,146
Finance lease liability	2,602,196	2,602,196	2,918,431	2,918,431

The carrying amount of loans and borrowings approximates fair value. The loans were recognised at fair value on initial recognition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at March 31, 2015 was CAD$167,950,728 (ZAR1,607,183,995) (December 31, 2014 CAD$166,392,966 (ZAR1,655,651,405)).

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique

Loans and borrowings	Discounted cash flows

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

7.	PROPERTY, PLANT AND EQUIPMENT

Summary of property, plant and equipment	Three months ended March 31 2015	Year ended December 31 2014

Cost
Balance at beginning of the period	808,038,782	780,046,204
Additions	1,989	2,177,645
Transferred from capital work-in-progress	27,774,621	33,853,496
Disposals	–	(2,378,349)
Increase in rehabilitation assets	–	975,833
Effect of translation	31,845,403	(6,636,047)
Closing balance	867,660,795	808,038,782

Accumulated depreciation and impairment losses
Balance at beginning of the period	161,793,446	128,867,722
Depreciation for the period	9,021,007	36,456,360
Disposals	–	(2,040,078)
Effect of translation	6,337,126	(1,490,558)
Closing balance	177,151,579	161,793,446
Carrying value	690,509,216	646,245,336

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

11

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Three months ended March 31 2015	Year ended December 31 2014

Balance at beginning of the period	29,272,118	27,296,481
Additions	3,812,284	32,891,360
Transfer to property, plant and equipment	(27,774,621)	(33,853,496)
Capitalisation of borrowing costs	806,242	3,183,868
Effect of translation	1,427,948	(246,095)
Balance at end of the period	7,543,971	29,272,118

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 11).

9.	MINERAL PROPERTY INTERESTS

	Three months ended March 31 2015	Year ended December 31 2014

Balance at beginning of the period	7,339,706	7,612,443
Amortisation	(31,454)	(251,394)
Write-off*	–	(709,665)
Effect of translation	(1,669)	688,322
Balance at end of the period	7,306,583	7,339,706

* This relates to the write off of the cost of Paschaskraal and De Kamp remaining after the sale of the two farms in previous financial years.

The Group’s mineral property interest consists of various early stage exploration projects.

Mineral property interests are carried at cost less amortisation and impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less amortisation and impairment losses of the asset and are recognised net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) are recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

12

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL

	Number of shares
Authorised and issued	Three months ended March 31 2015	Year ended December 31 2014

Common shares with no par value	554,288,473	554,288,473

The Company’s authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco. In January 2014, the Convertible Preference shares were converted into common shares. A further 125,000,000 shares were issued as part of the restructuring transaction.

Share capital	Three months ended March 31 2015	Year ended December 31 2014

Share capital	311,842,616	311,842,616
Share issue costs	(2,183,033)	(2,183,033)
	309,659,583	309,659,583
Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

11.	LOANS AND BORROWINGS

	Three months ended March 31 2015	Year ended December 31 2014

RPM – Working Capital Facility (related party)	6,765,287	5,948,787
RPM – New Senior Debt Facility (related party)	133,671,626	124,453,505
Other	387,947	524,854
Total loans and borrowings	140,824,860	130,927,146
Short-term portion of loans and borrowings
Other	(387,947)	(524,854)
	(387,947)	(524,854)
Long-term portion of loans and borrowings	140,436,913	130,402,292

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

13

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.	LOANS AND BORROWINGS continued

The carrying value of the Group’s loans and borrowings changed during the period as follows:

	Three months ended March 31 2015	Year ended December 31 2014

Balance at beginning of the period	130,927,146	187,016,588
Loans repaid – Other	(168,192)	(652,039)
Loan from RPM – New Senior Debt Facility	–	6,250,317
Loan repaid – New Senior Debt Facility	–	(74,782,500)
Loan from RPM – Working Capital Facility	422,800	2,526,305
Loan from RPM – Shareholder loan	–	6,005,206
Shareholder loan capitalised	–	(12,480,278)
Finance expenses accrued	4,792,730	17,039,491
Fair value gain on additional draw down of New Senior Debt Facility	–	(1,109,648)
AG8 on New Senior Debt Facility	(302,106)	3,233,584
Effect of translation	5,152,482	(2,119,880)
Balance at end of the period	140,824,860	130,927,146

On May 5, 2014, Anglo Platinum’s Board of Directors authorised an amount of CAD$16.7 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of CAD$162.0 million (ZAR1,550 million) up to December 31, 2015.

The New Senior Debt Facility is fully drawn.

On March 31, 2014, the Shareholder loan with RPM to the value of CAD$9.3 million (ZAR91.2 million) was capitalised. On June 30, 2014 an additional Shareholder loan with RPM to the value of CAD$3.2 million (ZAR28.9 million) was capitalised.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

14

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.	FINANCE LEASE LIABILITY

	Three months ended March 31 2015	Year ended December 31 2014

Finance lease – Fermel	801,445	931,429
Finance lease – Atlas Copco	1,800,751	1,987,002
Total finance lease liability	2,602,196	2,918,431
Short-term portion of finance lease liability
Finance lease – Fermel	(604,304)	(647,552)
Finance lease – Atlas Copco	(1,800,752)	(1,987,002)
	(2,405,056)	(2,634,554)
Long-term portion of finance lease liability	197,140	283,877
The carrying value of the Group’s finance lease liability changed during the period as follows:
Balance at beginning of the period	2,918,431	–
Finance lease entered into – Fermel	–	1,150,869
Finance lease entered into – Atlas Copco	–	2,176,310
Lease repayment	(584,411)	(609,887)
Finance expenses accrued	147,055	241,794
Effect of translation	121,121	(40,655)
Balance at end of the period	2,602,196	2,918,431
The terms of the lease are as follows:
Interest rate	2% – 22.1%	2% - 22.1%
Lease term	13 months –2 years	13 months –2 years
Carrying amount of leased assets included in property, plant and equipment	3,004,331	2,902,602

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (Fermel) and Atlas Copco South Africa Proprietary Limited (Atlas Copco) in the prior financial year for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement provides for an option to purchase the equipment at the end of the lease term. Management intends to exercise the option to purchase the machinery at the end of the lease term.

The finance lease liabilities are payable as follows:

	Less than one year	Between two and five years

Future minimum lease payments	2,629,366	203,873
Interest	224,310	6,733
Present value of minimum lease payments	2,405,056	197,140

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

15

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

13.	EARNINGS PER SHARE

The basic and diluted loss per share for the three months ended March 31, 2015 was (2 cents) (2014: (1 cent)).

The calculation of basic loss per share for the three months ended March 31, 2015 of (2 cents) (2014: (1 cent)) is based on the loss attributable to owners of the Company of CAD$8,868,589 (2014: CAD$4,876,655) and a weighted average number of shares of 552,600,535 (2014: 508,234,876).

The calculation of diluted loss per share for the three months ended March 31, 2015 of (2 cents) (2014: (1 cent)) is based on the loss attributable to owners of the Company of CAD$8,868,589 (2014: CAD$4,916,655) and a weighted average number of shares of 552,600,534 (2014: 511,232,917).

The share options and unvested treasury shares were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

14.	CASH GENERATED FROM/(UTILISED BY) OPERATIONS

	Three months ended March 31 2015	Three months ended March 31 2014

Loss before income tax	(18,248,873)	(14,000,473)
Adjusted for:
Finance costs	4,958,071	3,981,152
Finance income	(96,346)	(81,606)
Non-cash items:
Depreciation and amortisation	9,061,501	10,108,980
Share-based compensation	187,894	–
Profit on disposal of property, plant and equipment	–	(4,064)
Fair value on drawdowns and AG8 Adjustments	(302,106)	(391,858)
Rehabilitation adjustment	–	229,069
Cash utilised by operations before ESOP transactions	(4,439,859)	(158,800)
ESOP cash transactions (restricted cash)	17,414	18,470
Cash utilised by operations before working capital changes	(4,422,445)	(140,330)
Working capital changes
Decrease/(increase) in trade and other receivables	4,185,730	(3,964,881)
Increase/(decrease) in trade and other payables	1,258,169	(22,404,181)
Increase in inventories	(133,985)	(588,914)
Cash generated from/(utilised by) operations	887,469	(27,098,306)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

16

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

15.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s Chief Executive Officer (CEO) (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine – Mining of PGM’s.

•	Projects – Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance costs, income tax expense, depreciation and amortization (EBITDA) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment has been included. All external revenue is generated by the Bokoni Mine segment.

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note

EBITDA	(3,418,570)	–	(3,418,570)	485,886	(4,592)	481,294	(i)
Total assets	750,474,710	–	750,474,710	799,113,604	3,234	799,116,838	(ii)

	Three months ended March 31 2015	Three months ended March 31 2014

(i) EBITDA
EBITDA for reportable segments	(3,418,570)	481,294
Net finance expense	(890,195)	(4,560,212)
Depreciation and amortisation	(9,944,533)	(8,526,321)
Corporate and consolidation adjustments	(3,995,575)	(2,046,129)
Consolidated loss before income tax	(18,248,873)	(14,651,368)
(ii) Total assets
Assets for reportable segments	750,474,710	799,116,838
Corporate and consolidation adjustments	(13,431,403)	(18,489,444)
Consolidated total assets	737,043,307	780,627,394

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

17

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS FOR THE THREE MONTHS
ENDED MARCH 31, 2015 AND 2014 continued
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

16.	RELATED PARTIES

Relationships

Related party	Nature of relationship

RPM
The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.
Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		Three months ended March 31 2015	Year ended December 31 2014

RPM	Loans and Borrowings (refer to note 11)	(135,006,725)	(130,402,292)
	Trade and other payables	(20,328,251)	(16,493,972)
	Trade and other receivables	9,797,340	12,636,881

Related party transactions

		Three months ended March 31 2015	Three months ended March 31 2014

RPM	Revenue	(52,310,635)	(53,830,939)
	Finance expense (before interest capitalised)	5,379,024	4,641,818
	Administration expenses	2,386,620	963,634
	Cost of sales	9,857,403	14,468,858
	Costs capitalised to capital work-in-progress	857,984	660,666

17.	EVENTS AFTER THE REPORTING DATE

There were no events of a material nature that have occurred between the reporting date and the date of this report.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

18

Corporate information and administration
For further information or particular queries, please contact Prudence Lebina at the Atlatsa South African head office.

South African head office		Canadian head office
4th Floor,		Suite 1700, Park Place,
82 Grayston Drive,		666 Burrard Street,
Sandton, Johannesburg,		Vancouver
South Africa, 2146		Canada BC V6C 2X8
Tel:	+27 (0)11 779 6800	Tel:	+1 (604) 631 1300/1306
Fax:	+27 (0)11 883 0863	Fax:	+1 (604) 681 1825

www.atlatsaresources.co.za

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31 2015, AND 2014

Document 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended March 31, 2015.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is The Committee for Sponsoring Organizations of the Treadway
Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 15, 2015

signed “Harold Motaung”
Harold Motaung
Chief Executive Officer

Document 4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Boipelo Lekubo, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended March 31, 2015.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is The Committee for Sponsoring Organizations of the Treadway
Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 15, 2015

signed “Boipelo Lekubo”
Boipelo Lekubo
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	May 15, 2015	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer